KA 4/22

[redacted]

11021618

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
APR 14 2011
WASH, D.C.
211

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUND CAPITAL MANAGEMENT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 LAFAYETTE ROAD UNIT 6
(No. and Street)

NORTH HAMPTON (City) NH (State) 03862 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Hamel 603 749-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEONE MCDONNELL + ROBERTS - ROGER L. HAMEL
(Name – *if individual, state last, first, middle name*)

5 NELSON STREET (Address) DOVER (City) NH (State) 03820 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KA 4/22

OATH OR AFFIRMATION

I, James W McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sound Capital Management, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Executive Officer

Title

Notary Public

MONICA [illegible] [illegible]S, Notary Public
My Commission [illegible]pires June 21, 201[illegible]

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Please see CPA Statement enclosed

SCHEDULE III
STATEMENT OF EXEMPTION FROM RULE 17a-5(e)(4)
December 31, 2010

The LLC is exempt from filing the Supplemental Report required under Rule 17a-5(e)(4).

SOUND CAPITAL MANAGEMENT, LLC

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
AND
INDEPENDENT AUDITORS' REPORT

Leone, McDonnell & Roberts
PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

SOUND CAPITAL MANAGEMENT, LLC

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
211

TABLE OF CONTENTS

To the Member
Sound Capital Management, LLC
North Hampton, New Hampshire

Leone, McDonnell & Roberts
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
WOLFEBORO • NORTH CONWAY
DOVER • PEMBROKE
STRATHAM

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Sound Capital Management, LLC, as of December 31, 2010 and 2009, and the related statements of operations, changes in member's capital, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sound Capital Management, LLC as of December 31, 2010 and 2009, and the results of its operations, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits of the financial statements were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leone, McDonnell & Roberts
Professional Association

February 8, 2011
Dover, New Hampshire

SOUND CAPITAL MANAGEMENT, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
ASSETS		
Cash	$ 8,821	$ 29,937
Deposit with clearing broker	25,000	25,000
Due from related party	454	-
Receivable from clearing broker	71	124
Prepaid expenses	-	3,133
Security deposit	7,584	7,584
Total	$ 41,930	$ 65,778

LIABILITIES AND MEMBER'S CAPITAL

	2010	2009
LIABILITIES		
Accrued expenses	$ 3,662	$ 3,662
Due to related party	-	885
Payable to clearing broker	44	17
Total liabilities	3,706	4,564
MEMBER'S CAPITAL	38,224	61,214
Total	$ 41,930	$ 65,778

See Notes to Financial Statements

SOUND CAPITAL MANAGEMENT, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUE		
Advisory fee and commission revenue	$ 36,404	$ 90,738
OPERATING EXPENSES		
Professional fees	22,774	33,319
Other operating expenses	9,245	9,669
Employee compensation and benefits	5,564	20,643
Rent expense	4,825	22,351
Licenses and permits	3,539	5,714
Utilities	851	4,997
Insurance	837	6,331
Equipment lease	727	1,101
Repairs and maintenance	499	1,844
Postage and shipping	479	1,341
Other investment expenses	54	12
Depreciation	-	3,652
Total operating expenses	49,394	110,974
NET LOSS	$ (12,990)	$ (20,236)

See Notes to Financial Statements

SOUND CAPITAL MANAGEMENT, LLC

STATEMENTS OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
MEMBER'S CAPITAL, BEGINNING OF YEAR	$ 61,214	$ 48,950
Member withdrawals	(10,000)	-
Member contributions	-	32,500
Net loss	(12,990)	(20,236)
MEMBER'S CAPITAL, END OF YEAR	$ 38,224	$ 61,214

See Notes to Financial Statements

SOUND CAPITAL MANAGEMENT, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (12,990)	$ (20,236)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	-	3,652
Changes in operating assets and liabilities:		
Receivable from clearing broker	53	298
Prepaid expenses	3,133	-
Accrued expenses	-	(2,500)
Due to/from related party	(1,339)	(10,194)
Payable to clearing broker	27	(219)
NET CASH USED IN OPERATING ACTIVITIES	(11,116)	(29,199)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions	-	32,500
Member withdrawals	(10,000)	-
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(10,000)	32,500
NET (DECREASE) INCREASE IN CASH	(21,116)	3,301
CASH, BEGINNING OF YEAR	29,937	26,636
CASH, END OF YEAR	$ 8,821	$ 29,937
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for state taxes	$ -	$ 1,119
Cash paid during the year for interest	$ 54	$ 12

See Notes to Financial Statements

SOUND CAPITAL MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Sound Capital Management, LLC (the LLC) was organized as a New Hampshire Limited Liability Company on January 1, 2003. The LLC was established to provide financial consulting, brokerage, and management services. The LLC is an introducing broker which accepts orders, but elects to clear the orders through another broker (the clearing broker). The LLC performs traditional retail brokerage for its clients who each have individual accounts deposited with the clearing broker. The LLC does not have custody of its clients' assets. The LLC was granted a license as a broker/dealer by FINRA during 2005.

No limited member, in its capacity as a limited member, shall be liable for the debts, liabilities, contracts or any other obligation of the LLC, except to the extent of their capital contribution, and no limited member shall be required to loan or otherwise advance funds to the LLC.

Cash and Cash Equivalents

The LLC considers cash in bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for purposes of the statement of cash flows. As of December 31, 2010 and 2009, the LLC had no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Management revenue is recognized when services are performed. Commissions on brokerage transactions and on annuity contracts are recognized when the related transactions are settled.

Equipment, Furniture and Leasehold Improvements

Equipment, furniture and leasehold improvements are stated at cost. The LLC's policy is to capitalize acquisitions and improvements while expenditures for maintenance and repairs, which do not extend the useful lives of the assets, are charged to operations as incurred.

The provision for depreciation is computed utilizing the straight line method over the estimated useful lives of the related assets, 5 years. There was no depreciation expense in 2010. Depreciation expense for 2009 was $3,652.

Equipment, furniture and leasehold improvements consist of the following:

	2010	2009
Equipment	$ 35,403	$ 35,403
Furniture	13,180	13,180
Leasehold improvements	14,763	14,763
	63,346	63,346
Less accumulated depreciation	(63,346)	(63,346)
	$ -	$ -

NOTE 2. COMMITMENTS

The LLC leases space for its principal operating facilities in North Hampton, New Hampshire under the terms of a non-cancelable lease agreement through December, 2010. The lease requires monthly base payments of $4,481 subject to annual increases measured by the Consumer Price Index, plus additional payments for common area maintenance charges of approximately $1,476 per month.

The LLC subleases two-thirds of its space at the North Hampton, New Hampshire facility to a related party and is reimbursed for a percentage of the monthly rent expense. Effective October 1, 2010, the LLC is reimbursed for one hundred percent of the monthly rent expense, rather than ninety-one percent. Prior to December 1, 2009, the LLC was reimbursed for sixty-six percent.

Total rent expense for 2010 and 2009 was $4,825 and $22,351, respectively, net of sub-rental income of approximately $67,000 and $49,000 respectively.

NOTE 3. STATE INCOME TAXES

The LLC is taxed as a single member LLC, and the single member will be liable for federal income taxes. Accordingly, no provision or liability for federal income taxes has been included in these financial statements.

The LLC provides for deferred federal and state income taxes in accordance with the requirements of FASB ASC 740 "Accounting for Income Taxes". The objective of this method is to establish deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the LLC's assets and liabilities at the enacted tax rate expected to be in effect when such amounts are realized or settled. At December 31, 2010 and 2009, there were no substantial temporary differences. Accordingly, there is no deferred tax provision reflected in these financial statements.

Accounting Standards Codification No. 740, "Accounting for Income Taxes," establishes the minimum threshold for recognizing, and a system for measuring, the benefits of tax return positions in the financial statements, and is effective for the LLC's current year. Management has analyzed the LLC's tax position taken on its income tax returns for all open tax years (tax years ending December 31, 2007 – 2009), and has concluded that no provision for income tax is required in the LLC's financial statements.

NOTE 4. RELATED PARTY TRANSACTIONS

The LLC enters into transactions with a related party, Seascape Capital Management, LLC (Seascape). The LLC's member is also a member in Seascape. Some of the LLC's customers also have investment agreements with Seascape.

The amount due from Seascape at December 31, 2010 was $454. The amount due to Seascape at December 31, 2009 was $885.

NOTE 5. NET CAPITAL REQUIREMENTS

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the LLC maintain a minimum net capital equal to the greater of $5,000 or six and two thirds percent of aggregate indebtedness. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one and provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. At December 31, 2010, the LLC had net capital, as defined, of $25,186 that exceeded its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was .12 to 1 at December 31, 2010.

NOTE 6. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 8, 2011, which is the date the financial statements were available to be issued.

SOUND CAPITAL MANAGEMENT, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL		
Total member's equity		$ 38,224
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		38,224
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		38,224
Deductions and/or charges		
A. Non-allowable assets:		
Securities not readily marketable	-	
Exchange memberships	-	
Furniture, equipment, and leasehold improvements, net	-	
Receivable from affiliate	-	
Other assets	8,038	
	8,038	
1. Additional charges for customer's and non-customer's security deposits	-	
2. Additional charges for customer's and non-customer's commodity accounts	-	
B. Aged fails-to-deliver		
1. Number of items -- 0	-	
C. Aged short security differences		
1. Number of items -- 0	-	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities - proprietary capital charges	-	
F. Other deductions and/or charges	-	8,038
Net capital before haircuts		30,186
Haircuts on securities (pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	-	
B. Deficit in securities collateralizing secured demand notes	-	
C. Trading and investment securities		
1. Bankers' acceptances, certificates of deposit, and commercial paper	-	
2. U.S. and Canadian governmental obligations	-	
3. State and municipal governmental obligations	-	
4. Corporate obligations	-	
5. Stocks and warrants	-	
6. Options	-	
7. Other securities	-	
D. Undue concentrations	-	
E. Other	-	-
Net capital		$ 30,186

See Independent Auditors' Report

SOUND CAPITAL MANAGEMENT, LLC

SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Short-term bank loans (secured by customers' securities)	$ -
Drafts payable	-
Payable to brokers and dealers	-
Payable to clearing broker	44
Other accounts payable and accrued expenses	3,662
Items not included in statement of financial condition	
Market value of securities borrowed for which no equivalent is paid or credited	-
Other unrecorded amounts	-
	3,706
Less adjustment based on special reverse bank accounts	-
Total aggregate indebtedness	$ 3,706
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 247
Minimum net capital required of reporting broker/dealer	$ 5,000
Excess net capital	$ 25,186
Net capital	$ 30,186
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 24,186
Percentage of aggregate indebtedness to net capital	12.28%

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part II of form X-17A-5 as of December 31, 2010)

There are no differences between the LLC's computation and the net capital above.

See Independent Auditors' Report

SOUND CAPITAL MANAGEMENT, LLC

SCHEDULE II
STATEMENT OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2010

The LLC is exempt from Rule 15c3-3 under sections (k)(2)(i) and (k)(2)(ii).

See Independent Auditors' Report

To the Member
Sound Capital Management, LLC
North Hampton, New Hampshire

Leone, McDonnell & Roberts
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
WOLFEBORO • NORTH CONWAY
DOVER • PEMBROKE
STRATHAM

In planning and performing our audit of the financial statements of Sound Capital Management, LLC (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leone, McDonnell & Roberts,
Professional Association

February 8, 2011
Dover, New Hampshire

645 SOUTH MAIN STREET
WOLFEBORO, NH 03894
603 569-1953
603 569-2068 *Fax*

5 SHEEP DAVIS ROAD
PEMBROKE, NH 03275
603 224-7491
603 224-6550 *Fax*

10 DUPREY ROAD
NORTH CONWAY, NH 03860
603 356-6358
603 356-2149 *Fax*

5 NELSON STREET
DOVER, NH 03820
603 749-2700
603 749-4856 *Fax*

118 PORTSMOUTH AVENUE
STRATHAM, NH 03885
603 772-9341
603 772-4874 *Fax*

www.lmrpa.com